SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-12255

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

YELLOW ROADWAY CORPORATION

10990 Roe Avenue

Overland Park, Kansas 66211

Yellow Roadway Corporation Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Participants and the Benefits Administrative Committee of

The Yellow Roadway Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Yellow Roadway Corporation Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements; but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri

June 24, 2005

Yellow Roadway Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
Assets
Investments at fair value:
Mutual funds	$487,353,214	$232,378,220
Yellow Roadway Corporation Stock Fund	199,013,864	38,577,332
SCS Transportation Stock Fund	11,072,491	9,229,331
Common/Collective Trusts	112,573,290	27,142,939
Fidelity Brokeragelink	1,014,125	—
Participant loans	10,600,246	69,246

Total investments	$821,627,230	$307,397,068

Receivables:
Employer’s contributions	$940	$222,268
Participants’ contributions	2,589	471,732
Receivable from Roadway LLC 401(k) Stock Savings Plan	56,452	—
Accrued interest and other	395	—

Total receivables	60,376	694,000

Net assets available for benefits	$821,687,606	$308,091,068

The accompanying notes are an integral part of these statements.

Yellow Roadway Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2004	For the year ended December 31, 2003
Additions
Investment income:
Interest and dividends	$283,022	$237,401
Net realized and unrealized appreciation in fair value of investments	46,422,409	58,614,166

Total investment income	46,705,431	58,851,567

Contributions:
Participants	20,725,687	16,155,011
Employer	6,307,513	2,533,726
Rollovers	2,618,422	464,553

Total contributions	29,651,622	19,153,290

Transfer of assets into the plan	459,780,921	2,541,878

Total additions	$536,137,974	$80,546,735

Deductions
Benefits paid to participants	$22,473,862	$16,173,350
Administration expenses	67,574	95,606

Total deductions	22,541,436	16,268,956

Net increase	513,596,538	64,277,779

Net assets available for benefits:
Beginning of year	308,091,068	243,813,289

End of year	$821,687,606	$308,091,068

The accompanying notes are an integral part of these statements.

Yellow Roadway Corporation Retirement Savings Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Yellow Roadway Corporation Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to be a combined qualified profit-sharing plan and a stock bonus plan under Code Section 401(a) with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k). The part of the Plan that is a stock bonus plan is an employee stock ownership plan. Further, the Plan is intended to constitute a plan described in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) Section 404c) and the related regulations. As a Section 404(c) plan, the fiduciaries under the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by Plan participants and beneficiaries.

The Plan sponsor has appointed the company’s Benefits Administrative Committee as the Plan Administrator and Fidelity Management Trust Company as the Plan trustee. Fidelity Retirement Services, Inc., an affiliate of the Plan trustee, provides record keeping services.

While the Company has not expressed any intent to terminate the Plan or amend or modify the Plan or to discontinue contributions, the company has reserved the right to do so at any time, subject to the provisions set forth in ERISA. The Plan is subject to the provisions of ERISA.

Eligibility and Contributions

In general, employees of Yellow Roadway Corporation, Meridian IQ, Inc., MIQ LLC, Roadway Express, Inc., Roadway LLC, Roadway Reverse Logistics, Inc., Yellow Roadway Technologies, Inc., Yellow Transportation, Inc., and YRC Enterprise Services, Inc. (as of January 1, 2005) are eligible to participate in the Plan. Generally, employees are not eligible to participate in the Plan if the employees are covered by collective bargaining agreements, working outside the United States on a permanent basis, non-resident aliens, leased employees, classified as independent contractors, or eligible to participate in a similar plan sponsored by an affiliate of the company. Employees become eligible to participate in the Plan on the one-month anniversary of their employment with an employer and shall be eligible to become a participant on the first day of the calendar month after the completion of the one-month anniversary.

Contributions to the Plan can be made by both the company and the employee. A participant may make pre-tax and after-tax contributions subject to certain Internal Revenue Service (IRS) and Plan limitations. Effective January 1, 2004 (January 1, 2000 in the case of employee of Roadway LLC or any of its subsidiaries), the Plan provides for automatic enrollment and a pre-tax contribution of 3% of compensation for employees who are eligible to participate. Employees may affirmatively elect not to participate in the Plan or a higher contribution rate, subject to the IRS and Plan limitations.

The company makes a nondiscretionary matching contribution equal to 50% of each participant’s pre-tax contributions of up to maximum of 6% of the participant’s compensation for the plan year.

Each employer participating in the Plan may make an additional discretionary matching contribution equal to a percentage of each participant’s pre-tax contributions for the plan year up to 6% of each participant’s compensation for the plan year.

For each plan year, the employers participating in the Plan may make performance-based contributions in cash, company common stock or other property as determined by the company. Any performance-based contribution allocated to the participants’ accounts is allocated based on the proportion of an individual participant’s compensation to the total employees’ compensation. There was no performance-based contribution in 2003 or 2004.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions, the company’s contributions and an allocation of the Plan’s earnings or losses. A participant is entitled to the benefit that can be provided from any balances in the participant’s accounts, taking into consideration any vesting requirements.

Vesting

A participant shall at all times have a 100% vested and nonforfeitable interest in all his accounts, including income attributable to the accounts, other than the prior profit sharing “A” account. Participants with account balances in the prior profit sharing “A” account shall become 100% vested (1) upon attaining 65 years of age while employed with the company, or (2) upon termination of employment with the company due to death or total and permanent disability. Otherwise, balances in prior profit sharing “A” accounts vest at the rate of 20% for each year of vesting service and become 100% vested after five or more years of vesting service.

Investment Options

Participants may direct the investment of future contributions made by them and on their behalf in any of a number of discretionary investment funds, except that performance-based contributions and 50% of the nondiscretionary matching contributions will be invested in company common stock. The discretionary investment funds represent a broad range of investment options with investment categories that range from those having potentially more inflation risk and less investment risk to those having less inflation risk and more investment risk, including a brokerage account feature. Participants may change their investment options daily.

Balances in the prior PAYSOP accounts and the prior profit sharing “A” accounts, which are accounts from other prior plans are invested in company common stock. Any participant who has attained age 55 or older as of the beginning of any calendar month may elect, during that month, to have 50% or 100% of (1) his prior PAYSOP account, (2) his prior profit sharing “A” account, (3) his performance-based contribution account and (4) any matching contribution accounts invested in company common stock transferred to any of the discretionary investment funds available to the participant.

Withdrawals

Under the Plan’s in-service withdrawal feature, participant are permitted to withdraw up to 100% of their after-tax contribution account and their rollover contribution account, up to 75% of their prior profit sharing “A” account (if the participant is fully vested in that account) and up to 100% of their pre-tax contribution account if the participant is age 59½. Participants in the former Roadway LLC 401(k) Stock Savings Plan and the Meridian IQ 401(k) Savings Plan also may withdraw amounts from their account balances which transferred from those former plans. This withdrawal option does not require compliance with the IRS financial hardship rules. Any withdrawal that constitutes a hardship withdrawal must meet the IRS requirements for a hardship withdrawal. Hardship withdrawals may be made from the pre-tax contribution accounts if the maximum non-hardship withdrawal has been made from the participant’s other accounts.

Participant Loans

Participant loans may be made from certain designated participant accounts. The Benefits Administrative Committee determines the rules for Plan loans. Generally, the minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of a participant’s vested account balances. Loan terms range from one year to five years. The participant’s account balances collateralize the participant’s loan. The rate of interest on the loans is 1% over the prime rate of interest published by The Wall Street Journal for the 15th day of the month immediately preceding the month in which the loan is made.

Termination Payments and Forfeitures

For terminated participants, the normal form of benefit distribution will be a single lump sum benefit distribution with respect to accounts transferred into the Plan from the Roadway LLC 401(k) Stock Savings Plan and the Meridian IQ 401(k) Savings Plan and a qualified joint and survivor annuity with respect to all other accounts. A terminated participant may elect one of the optional forms of benefit distribution, including a lump sum cash payment, equal periodic cash installments, or certain annuity options. For benefit distributions prior to March 28, 2005, generally, any participant account balance that does not exceed $5,000 will be paid in a single lump sum cash payment. For benefit distributions on or after March 28, 2005, generally, any participant account balance that is more than $1,000 will be rolled over to an individual retirement plan if the participant does not elect a different distribution option.

Any nonvested portion of the participant’s prior profit sharing “A” account may be forfeited when a participant’s employment is terminated. Forfeitures are held in a suspense account until the end of the plan year and then may be used to make appropriate additions to the participant accounts to correct for shortages caused by processing delays, then to restore previous forfeitures for participants who are re-employed by the company (as provided for in the Plan), then to pay reasonable administrative expenses of the Plan properly payable from the Plan trust fund and finally to reduce future employer contributions. There were no forfeitures for the years ended December 31, 2004 and 2003.

Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

Investments are valued using quoted market prices. Investment purchases and sales are recorded on a trade-date basis.

Use of Estimates

Management makes estimates and assumptions that affect amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses incurred by the Plan were paid by the Plan in 2004 and 2003.

Reclassifications

Certain amounts within the 2003 financial statements have been reclassified to conform to the current year presentation.

3.	Plan Merger

With the transfer of assets on December 31, 2004, the Roadway LLC 401(k) Stock Savings Plan merged with and into the Plan, and Roadway LLC, Roadway Reverse Logistics, Inc. and Roadway Express, Inc. became Employers under the Plan. The transfer of assets totaled approximately $460 million and included participant loans of $8.5 million.

Furthermore, effective January 1, 2005, the Company amended and restated the Plan to reflect the merger of the Meridian IQ 401(k) Savings Plan and the Roadway LLC 401(k) Stock Savings Plan into the Plan and to make certain design changes. As provided in the Plan, however, certain provisions of the January 1, 2005 amended and restated Plan are effective as of some other date. Events occurring before the applicable effective date of any provision of the January 1, 2005 amended and restated Plan shall be governed by the applicable provision of the Plan in effect on the date of the event.

4.	Plan Termination

Yellow Roadway Corporation has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination. If the Plan is terminated, each participant’s account becomes nonforfeitable and the trust established within the Plan will continue until each account has been distributed.

5.	Investments

Participants may direct investment of their accounts among several mutual funds that invest in stocks, money markets, U.S. government securities and corporate bonds.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $46,422,409 and $58,614,166, respectively, as follows:

	2004	2003
Mutual funds	$22,966,865	$42,715,820
Yellow Roadway Corporation Stock Fund	20,595,352	11,834,983
SCS Transportation Fund	2,860,192	4,063,363

Total change in net assets	$46,422,409	$58,614,166

The following investments individually represent 5% or more of the net assets available for plan benefits at December 31:

	2004	2003
Yellow Roadway Stock Fund	$199,013,864	$38,219,935
Fidelity Managed Income Portfolio II Class 2	112,573,290	*
Fidelity Magellan Fund	87,878,722	91,238,715
American Funds American Balanced Fund	51,849,429	*
Fidelity Puritan Fund	48,734,112	19,600,826
Van Kampen Growth and Income Fund Class A	46,756,609	67,324,638
Fidelity Spartan U.S. Equity Index Fund	42,666,752	*
Neuberger Berman Genesis Fund – Advisor Class	41,620,333	*
Phoenix Balanced Fund Series A	*	27,430,412
Fidelity Retirement Government Money Market Portfolio	*	27,142,939
Fidelity Low-Priced Stock Fund	*	20,323,815

*	Investment balance not greater than 5%.

6.	Non-Participant Directed Investments

Information about the net assets related to the nonparticipant-directed investment at December 31 is as follows:

	2004	2003
Investments, at fair value:
Yellow Roadway Corporation Stock Fund	$199,013,864	$38,577,332
SCS Transportation Stock Fund	11,072,491	9,229,331

Total investments	210,086,355	47,806,663

Net assets available for benefits	$210,086,355	$47,806,663

Net assets related to the nonparticipant-directed investments included all amounts available to be divested by participants over the age of 55 as noted in footnote 1.

Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31 is as follows:

	2004	2003
Changes in net assets:
Contributions	$3,136,867	$—
Net realized and unrealized appreciation in fair value of investments	23,455,543	15,898,346
Benefits paid	(2,734,439)	(1,707,662)
Interfund transfers (net)	(3,090,712)	(833,629)
Transfers in from merged plans	141,512,433	—

Total change in net assets	$162,279,692	$13,357,055

7.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Trustee), trustee of the Plan. Plan assets held by the trustee also consist of common stock of the Plan sponsor. Transactions related to these investments qualify as exempt party-in-interest transactions. Certain administrative functions are performed by officers or employees of the company. No such officer or employee receives compensation from the Plan.

8.	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the IRS stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Yellow Roadway Corporation Retirement Savings Plan

EIN : 20-0453812 PN: 005

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2004

	Investment description	Shares	Cost		Current Value
*	Fidelity Brokeragelink		$		$1,014,125
	PIMCO High Yield Fund Administrative Class	517,134 units			5,155,830
	American Funds American Balanced Fund	2,880,524 units			51,849,429
	American Funds Europacific Growth Fund Class A	460,235 units			16,398,170
	Neuberger Berman Genesis Fund – Advisor Class	1,664,813 units			41,620,333
	TCW Galileo Value Opportunities Fund Class I	983,029 units			21,951,040
	Van Kampen Growth and Income fund Class A	2,315,830 units			46,756,609
	American Funds Growth Fund America Class R4	824,362 units			22,447,364
*	Fidelity Magellan Fund	846,697 units			87,878,722
*	Fidelity Retirement Government Money Market Portfolio	797 units			797
*	Fidelity Spartan U.S. Equity Index Fund	995,491 units			42,666,752
*	Fidelity Low-Priced Stock Fund	756,209 units			30,437,408
*	Fidelity Diversified International Fund	905,564 units			25,935,352
*	Fidelity Investment Grade Bond Fund	3,063,652 units			23,069,301
*	Fidelity Puritan Fund	2,571,721 units			48,734,112
*	Fidelity Freedom Income	45,887 units			517,148
*	Fidelity Freedom 2000	99,042 units			1,196,431
*	Fidelity Freedom 2010	535,796 units			7,297,541
*	Fidelity Freedom 2020	573,547 units			8,010,909
*	Fidelity Freedom 2030	144,375 units			2,032,805
*	Fidelity Freedom 2040	126,862 units			1,049,152
*	Fidelity Managed Income Portfolio II Class 2	112,573,290 units			112,573,290
*	Fidelity Freedom 2005	49,740 units			537,190
*	Fidelity Freedom 2015	132,530 units			1,464,453
*	Fidelity Freedom 2025	24,948 units			281,413
*	Fidelity Freedom 2035	5,678 units			64,953
*	Yellow Roadway Corporation Stock Fund	3,972,004 units		76,894,005	199,013,864
*	SCS Transportation Fund	757,977 units		3,187,597	11,072,491
*	Loans to participants, interest rates ranging from 5% to 10.5% due in 2005 to 2010				10,600,246

					$821,627,230

*	Party-in-interest to the Plan.

See accompanying independent registered public accounting firm’s report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Yellow Roadway Corporation Retirement Savings Plan
(Name of Plan)

Date: June 29, 2005	By:	/s/ Harold D. Marshall
Harold D. Marshall
Chairman
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP